Exhibit 99.2
BORR DRILLING LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
September 30, 2022

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Borr Drilling Limited (the “Company”) will be held on Friday, September 30, 2022 at 09:00 ADT at the Registered Office of the Company, 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:

To receive the audited consolidated financial statements of the Company for the year ended December 31, 2021.

To consider the following Company proposals:

1.	To set the maximum number of Directors to be not more than seven.

2.	To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorized to fill such vacancies as and when it deems fit.

3.	To re-elect Tor Olav Trøim as a Director of the Company.

4.	To re-elect Alexandra Kate Blankenship as a Director of the Company.

5.	To re-elect Neil J. Glass as a Director of the Company.

6.	To re-elect Mi Hong Yoon as a Director of the Company.

7.	To re-appoint PricewaterhouseCoopers LLP as auditors and to authorize the Directors to determine their remuneration.

8.	To approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$1,200,000 for the year ending December 31, 2022.

By Order of the Board of Directors

Mi Hong Yoon
Secretary

Dated:	September 6, 2022

Notes:

1.
The Board of Directors has fixed the close of business on September 6, 2022, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.

2.
No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person* or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

* At the time of publication of this Notice, it is anticipated that the AGM will proceed as a hybrid meeting, which means the Shareholders are able to join and participate in the meeting either physically in person at the Registered Office (to the extent it is permitted in accordance with government guidance, which may change after the publication of this Notice), or via electronic remote participation.  We strongly encourage Shareholders to participate remotely and submit a proxy electronically.

3.	The resolutions set out above are Ordinary Resolutions, approval of which will require the affirmative vote of a majority of the votes cast.

4.
A Form of Proxy is enclosed for use by holders of shares registered in Norway in connection with the business set out above. Holders of shares registered in the United States should use the separate Form of Proxy provided.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING’) OF BORR DRILLING LIMITED TO BE HELD ON SEPTEMBER 30, 2022.

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Bermuda Companies Act 1981, the audited consolidated financial statements of the Company for the year ended December 31, 2021 will be presented at the Meeting.  These statements have been approved by the Directors of the Company.  There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The Company’s audited consolidated financial statements are available on our website at www.borrdrilling.com.  Shareholders can request a hard copy free of charge upon request by writing to us at: 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton, HM 11, Bermuda, or send an e-mail to: ir@borrdrilling.com.

COMPANY PROPOSALS

PROPOSALS 1 and 2 – MAXIMUM NUMBER OF DIRECTORS AND
VACANCIES IN THE NUMBER OF DIRECTORS

It is proposed, in accordance with Bye-law 98, that the maximum number of Directors is seven.  It is further proposed, in accordance with Bye-law 98, vacancies in the number of Directors be designated casual vacancies and that the Board of Directors be authorized to fill such casual vacancies as and when it deems fit.  Any director appointed to fill such a casual vacancy shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected.

PROPOSALS 3, 4, 5 and 6 – ELECTION OF DIRECTORS

The Board has nominated the four persons listed below for selection as Directors of the Company, all of whom are presently members of the Board of Directors.

As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected.

Nominees For Election To The Company's Board of Directors

Information concerning the nominees for selection as Directors of the Company is set forth below:

Name	Age	Director since	Position with the Company

Tor Olav Trøim	59	2016	Director and Chairman of the Board

Alexandra Kate Blankenship	57	2019	Director, Audit Committee Chair and Compensation
			and Benefits Committee Chair

Neil Glass	61	2019	Director, Audit Committee Member and Nominating and
			Governance Committee Chair

Mi Hong Yoon	51	2022	Director and Secretary

Tor Olav Trøim has served as a Director on our Board since our incorporation and was our founder.  He served as the Chairman of the Board from August 2017 until September 2019 and was appointed Chairman of the Board again in February 2022.  Mr. Trøim is founder and sole shareholder of Magni Partners. He is the senior partner (and an employee) of Magni Partners’ subsidiary, Magni Partners Limited, in the U.K.  Mr. Trøim is a beneficiary of the Drew Trust, and the sole shareholder of Drew Holdings Limited.  Mr. Trøim has over 30 years of experience in energy related industries in various positions.  Before founding Magni Partners in 2014, Mr. Trøim was a Director of Seatankers Management Co. Ltd. from 1995 until 2014.  He was Chief Executive Officer of DNO AS from 1992 to 1995 and an Equity Portfolio Manager with Storebrand ASA from 1987 to 1990.  Mr. Trøim graduated with an MSc degree in naval architecture from the University of Trondheim, Norway in 1985.  Other directorships and management positions include, Magni Partners (Bermuda) Limited (Founding Partner), Golar LNG Limited (Chairman), Stolt-Nielsen SA. (Director), Magni Sports AS (Director) and Valerenga Football AS (Director).  Mr. Trøim is a Norwegian citizen and a resident of the United Kingdom.

Alexandra Kate Blankenship has served as a Director on our Board and as Chair of our Audit Committee since February 26, 2019.  Mrs. Blankenship also serves on the Compensation Committee.  Mrs. Blankenship is a Member of the Institute of Chartered Accountants in England and Wales and graduated from the University of Birmingham with a Bachelor of Commerce in 1986.  Mrs. Blankenship joined Frontline Ltd., in 1994 and served as its Chief Accounting Officer and Company Secretary until October 2005.  Among other positions, she has served on the board of numerous companies, including as director and audit committee chairperson of North Atlantic Drilling Ltd., from 2011 to 2018, Archer Limited from 2007 to 2018, Golden Ocean Group Limited from 2004 to 2018, Frontline Ltd., from August 2003 to 2018, Avance Gas Holding Limited from 2013 to 2018, Ship Finance International Limited from October 2003 to 2018, Seadrill Limited from 2005 to 2018 and Seadrill Partners LLC from 2012 to 2018.  Mrs. Blankenship also serves as a Director of 2020 Bulkers Ltd. and International Seaways, Inc.  Mrs. Blankenship is a United Kingdom citizen and resident.

Neil Glass has served as a Director on our Board since December 2019 and also serves as an Audit Committee Member and Chairs our Nominating and Governance Committee. Mr. Glass is a member of both the Chartered Professional Accountants of Bermuda and of Alberta, Canada, and is a Chartered Director and Fellow of the Institute of Directors. Mr. Glass graduated from the University of Alberta in 1983 with a degree in Business.  Mr. Glass worked for Ernst & Young for 11 years: seven years with the Edmonton, Canada office and four years with the Bermuda office.  In 1994, he became General Manager and in 1997 the sole owner of WW Management Limited, tasked with overseeing the day-to-day operations of several international companies. Mr. Glass has over 20 years’ experience as both an executive director and as an independent non-executive director of international companies, including as a Director and Audit Committee Member of 2020 Bulkers Ltd. from June 2020 until August 2022 and of Golar LNG Partners LP from September 2020 until April 2021.  Mr. Glass also serves as a Director and Audit Committee Chair of Cool Company Ltd.  Mr. Glass is a Canadian citizen and a British Overseas Territories Citizen and a resident of Bermuda.

Mi Hong Yoon joined the Company as a Director on our Board and as our Company Secretary on March 1, 2022.  Ms. Yoon is a Managing Director of Golar Management (Bermuda) Limited since February 2022.  Prior to this role, she was employed by Digicel Bermuda as Chief Legal, Regulatory and Compliance Officer from March 2019 until February 2022 and also served as Senior Legal Counsel of Telstra Corporation Limited’s global operations in Hong Kong and London from 2009 to 2019.  She has extensive international legal and regulatory experience and is responsible for the corporate governance and compliance of the Company.  Ms. Yoon graduated from the University of New South Wales with a Bachelor of Law degree (LLB) and earned a Master’s degree (LLM) in international economic law from the Chinese University of Hong Kong.  She is a member of the Institute of Directors and has held several director positions over the years.  Current directorships and management positions include 2020 Bulkers Ltd. (Director and Secretary until August 10, 2022), Himalaya Shipping Ltd. (Director and Secretary) and Cool Company Ltd. (Director and Secretary).   Ms. Yoon is an Australian citizen and a resident of Bermuda.

PROPOSAL 7 – RE-APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Board will ask the shareholders to approve the re-appointment of PricewaterhouseCoopers of London, England as the Company's independent auditors and to authorize the Board of Directors to determine the auditors’ remuneration.

Audit services in 2021 provided by PricewaterhouseCoopers LLP included the examination of the consolidated financial statements of the Company and its subsidiaries.

PROPOSAL 8 – TO APPROVE DIRECTORS’ REMUNERATION

At the Meeting, the Board will ask the shareholders to approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$1,200,000 for the year ending December 31, 2022.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.  Should any additional matters come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgement of the person or persons named in the proxy.

By Order of the Board of Directors

Mi Hong Yoon
Secretary

September 6, 2022
Hamilton, Bermuda

Borr Drilling Limited (the “Company”)
Form of Proxy for use at Annual General Meeting to be held on September 30, 2022.

I/We ………………………………………………………………………………………………………

Of …………………………………………………………………………………………………………..

being (a) holder(s) of ………………………………… Ordinary Shares of US$0.10 each of the above-named

Company on the record date of September 6, 2022 hereby appoint the duly appointed Chairman of the meeting or ………………………………
to act as my/our proxy at the Annual General Meeting of the Company to be held on September 30, 2022 or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll.  Should this card be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.

Proposals		For	Against	Abstain
1.	To set the maximum number of Directors to be not more than seven.
2.	To resolve that vacancies in the number of directors be designated casual vacancies and that the Board of Directors be authorized to fill such casual vacancies as and when it deems fit.
3.	To re-elect Tor Olav Trøim as a Director of the Company.
4.	To re-elect Alexandra Kate Blankenship as a Director of the Company.
5.	To re-elect Neil J. Glass as a Director of the Company.
6.	To re-elect Mi Hong Yoon as a Director of the Company.
7.	To re-appoint PricewaterhouseCoopers LLP as auditors and to authorize the Directors to determine their remuneration.
8.	To approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$1,200,000 for the year ending December 31, 2022.

Date ………………………………..      Signature ………………………………………………

Notes:
1.	A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him.
2.	Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.
3.
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders.  For this purpose, seniority is determined by the order in which the names stand in the Register of Members.

4.	In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorized officer or attorney.
5.
If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialled.

6.	This proxy should be completed and sent to the following address by not later than September 28th, 2022, at 12:00 CET.

Holders of Shares registered on the Oslo Stock Exchange should return their Proxy Forms to:

DNB Bank ASA
Registrars Department
PO Box 1600 Sentrum
0021 Oslo, Norway

Or via e-mail to:  vote@dnb.no